Free Writing Prospectus to Preliminary Pricing Supplement No. 12,000

Registration Statement Nos. 333-275587; 333-275587-01

Dated November 6, 2025; Filed pursuant to Rule 433

Morgan Stanley

2-Year Worst-of EQT, XOM and LNG Callable Contingent Income Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	EQT Corporation common stock (“EQT”), Exxon Mobil Corporation common stock (“XOM”) and Cheniere Energy, Inc. common stock (“LNG”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	November 14, 2025
Original issue date:	November 19, 2025 (3 business days after the pricing date)
Maturity date:	November 18, 2027
Call feature:

Beginning on November 27, 2026, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day, as selected by the calculation agent, that is no earlier than three business days before the observation date preceding such redemption date and no later than such observation date (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If we call the securities, we will give you notice no later than the observation date preceding the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.

Contingent quarterly coupon:

If, on each trading day during an observation period, the determination closing price of each underlying stock is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 21.38% (corresponding to approximately $53.45 per quarter per security) on the related contingent coupon payment date.

If, on any trading day during an observation period, the determination closing price of any underlying stock is less than the respective coupon barrier level, no contingent quarterly coupon will be paid with respect to that observation period. It is possible that one or more underlying stocks will close below the respective coupon barrier level(s) on any trading day during most or all of the observation periods throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity[1]:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

If the final share price of each underlying stock is greater than or equal to its respective downside threshold level: the stated principal amount and, if payable, the contingent quarterly coupon otherwise due with respect to the final observation period.

If the final share price of any underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock. Under these circumstances, the payment at maturity will be less than 70% of the stated principal amount of the securities and could be zero.

Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation period.
Initial share price:	For each underlying stock, the closing price on the pricing date
Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final observation date multiplied by the adjustment factor on such date
Worst performing underlying stock:	The underlying stock with the largest percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price

Redemption dates:

Beginning after one year, quarterly. See “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below. If any such day is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.

Observation period end-dates:

Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below, subject, independently in the case of each underlying stock, to postponement for non-trading days and certain market disruption events.

Observation period:

Each observation period will consist of each trading day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each trading day from but excluding the pricing date to and including the first observation period end-date.

Final observation date:	November 15, 2027, subject to postponement for non-trading days and certain market disruption events.
Coupon payment dates:

Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below. If any such day is not a business day, that quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation period shall be paid on the maturity date.

Coupon barrier level:	75% of the initial share price for each underlying stock
Downside threshold level:	70% of the initial share price for each underlying stock
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
CUSIP / ISIN:	61779TMP9 / US61779TMP92
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225064355/ms12000_424b2-37238.htm

Observation Period End-Dates	Coupon Payment Dates / Redemption Dates
February 17, 2026	February 20, 2026*
May 14, 2026	May 19, 2026*
August 14, 2026	August 19, 2026*
November 23, 2026	November 27, 2026
February 16, 2027	February 19, 2027
May 14, 2027	May 19, 2027
August 16, 2027	August 19, 2027
November 15, 2027 (final observation date)	November 18, 2027 (maturity date)
*The securities are not subject to early redemption until the fourth coupon payment date, which is November 27, 2026.

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying Stock	Payment at Maturity (excluding any coupon payable at maturity)
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-31%	$690.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for regular interest payments.

●The securities have early redemption risk.

●The contingent quarterly coupon, if any, is based on the value of each underlying stock on each trading day during the related quarterly observation period.

●Investors will not participate in any appreciation in the price of any underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the common stock of EQT Corporation, the common stock of Exxon Mobil Corporation or the common stock of Cheniere Energy, Inc.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $943.80 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying stock, you are exposed to greater risks of no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one underlying stock.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●No affiliation with EQT Corporation, Exxon Mobil Corporation or Cheniere Energy, Inc.

●We may engage in business with or involving EQT Corporation, Exxon Mobil Corporation or Cheniere Energy, Inc. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.